Filed By TTM Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TTM Technologies, Inc.
Commission File No. 000-31285
[ANNOUNCEMENT OF DECEMBER 16, 2009 SUBMITTED TO THE
STOCK EXCHANGE OF HONG KONG]
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities of Meadville Holdings Limited (“Meadville”) or TTM Technologies, Inc. (“TTM”) or a solicitation of any vote or approval. In connection with the transactions described in the joint announcement made by Meadville, TTM, TTM Hong Kong Limited (“TTM HK”) and Top Mix Investments Limited (“Top Mix”) dated 16 November 2009 (the “Joint Announcement”), TTM will file relevant materials with the Securities and Exchange Commission of the United States (the “SEC”). TTM will file a Registration Statement on Form S-4 with the SEC that includes a proxy statement for the shareholders of TTM and a US prospectus for Meadville and the shareholders of Meadville. TTM will mail the proxy statement/US prospectus to its shareholders and the US prospectus to the shareholders of Meadville or Meadville will include the US prospectus in the circular to its shareholders. Before making any voting or investment decision, TTM’s and Meadville’s shareholders and investors are urged to read the circular and proxy statement/US prospectus regarding such transactions when they become available because they will contain important information. The proxy statement/US prospectus and other documents that will be filed by TTM with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to TTM, 2630 S. Harbor Blvd., Santa Ana, CA 92704, United States of America, Attention: Investor Relations.
TTM, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions described in the Joint Announcement. Information about the directors and executive officers of TTM is set out in TTM’s definitive proxy statement, which was filed with the SEC on 26 March 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/US prospectus which TTM will file with the SEC when it becomes available.

TTM Hong Kong Limited (incorporated in Hong Kong with limited liability)
ANNOUNCEMENT
Reference is made to the joint announcement made by Meadville (Stock Code: 3313), TTM, TTM HK and Top Mix dated 16 November 2009 in relation to, among others, the PCB Sale.
Unless otherwise stated, all capitalized terms used in this announcement shall have the same meanings as those ascribed to them in the Joint Announcement.
TTM will file a Form 8-K with the SEC (at or about the time this announcement is published) to reflect certain required accounting adjustments and reclassifications described therein with respect to the financial information contained in the TTM’s annual report on Form 10-K for the fiscal year ended 31 December 2008 filed on 16 March 2009. Shareholders and potential investors of Meadville will be able to obtain a copy of such Form 8-K from the SEC’s website (www.sec.gov) or TTM’s website (www.ttmtech.com/investors/investors.jsp).
The Joint Announcement contains a summary of the audited consolidated results of the TTM Group for each of the two financial years ended 31 December 2007 and 31 December 2008. A summary of the audited consolidated results of the TTM Group for the financial year ended 31 December 2008 as adjusted is set out below:

Year ended 31 December 2008
(As Adjusted)
US$’000
Revenue	680,981

Profit (Loss) before income tax	(61,371)

Profit (Loss) for the year	(36,911)

Profit (Loss) attributable to shareholders	(36,911)

US$
Earnings (Loss) per TTM Share for the year:

— Basic	(0.86)

— Diluted	(0.86)

Dividend per TTM Share for the year	—

The audited total net assets of the TTM Group attributable to its shareholders as at 31 December 2008 as adjusted were approximately US$330.0 million (equivalent to approximately HK$2,557.8 million).

By order of the Board of TTM Technologies, Inc. Robert E. Klatell Chairman	By order of the Board of TTM Hong Kong Limited Kenton K. Alder Director
Hong Kong, 16 December, 2009
As at the date of this announcement, the directors of TTM are Mr. Robert E. Klatell, Mr. Kenton K. Alder, Mr. James K. Bass, Mr. Richard P. Beck, Mr. Thomas T. Edman and Mr. John G. Mayer.
As at the date of this announcement, the directors of TTM HK are Mr. Kenton K. Alder and Mr. Steven W. Richards.
The respective directors of TTM and TTM HK jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Important Information Relating to the Proposed Transaction
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Meadville Holdings Limited (“Meadville”) or TTM or a solicitation of any vote or approval. In connection with the proposed transactions described in this document, TTM will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov, and Meadville will publish certain relevant materials on the websites of the Securities and Futures Commission at www.sfc.hk and The Stock Exchange of Hong Kong at www.hkex.com.hk. TTM will file a Registration Statement on Form S-4 with the SEC that includes a proxy statement for the shareholders of TTM and a U.S. prospectus for Meadville and the shareholders of Meadville. TTM will mail the proxy statement/U.S. prospectus to its shareholders, and the U.S. prospectus to shareholders of Meadville or Meadville will include the U.S. prospectus in the circular to its shareholders. Before making any voting or investment decision, TTM’s and Meadville’s shareholders and investors are urged to read the circular and proxy statement/U.S. prospectus regarding such transactions when they become available because they will contain important information. The proxy statement/U.S. prospectus and other documents that will be filed by TTM with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to TTM, 2630 S. Harbor Blvd., Santa Ana, CA 92704, Attention: Investor Relations.
Participants in Solicitation
TTM, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions described in this document. Information about the directors and executive officers of TTM is set out in TTM’s definitive proxy statement, which was filed with the SEC on March 26, 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/U.S. prospectus which TTM will file with the SEC when it becomes available.